Exhibit 99.1

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800

Press release

Rio Tinto and Chinalco form joint venture for exploration in China

1 June 2011

Chinalco and Rio Tinto will explore mainland China for world-class mineral deposits under a joint venture (JV) formalised today. The JV is subject to Chinese regulatory approvals and once established will operate under the name Chinalco Rio Tinto Exploration Co. Ltd. (CRTX).

Chinalco president Xiong Weiping and Rio Tinto chief executive Tom Albanese executed the joint venture contract today during a signing ceremony in Beijing. The immediate priority for CRTX will be copper exploration, with coal and potash among other commodities potentially considered at a later date.

Chinalco president Xiong Weiping said “Access to natural resources is a critical component to many of the world’s leading economies. Drawing on the respective strengths of both companies, this exploration JV could potentially create commodity supplies to benefit the global economy.”

Rio Tinto chief executive Tom Albanese said “The formalisation of our exploration JV is an important milestone in the expanding relationship between Rio Tinto and China. Given that mainland China is highly prospective, the JV has the potential to create valuable opportunities for both partners.”

Both parties believe the JV is an excellent opportunity as it aligns with initiatives from the Ministry of Land and Resources that potentially allow selected explorers access to prospective areas in various parts of China.

CRTX combines business expertise from a leading Chinese company with leading-edge technologies and global mining and exploration experience from one of the world’s top miners.

Chinalco will hold a 51 per cent interest in the JV and Rio Tinto will hold a 49 per cent interest.

Chinalco will nominate three directors including the chairman plus the chief financial officer, deputy general manager and compliance supervisor. Rio Tinto will appoint two directors and the general manager, who will be responsible for day-to-day operations. It is expected the CRTX headquarters will be in Beijing.

Today’s announcement follows the December 2010 signing of a non-binding Memorandum of Understanding by Chinalco and Rio Tinto to establish an exploration joint venture in China.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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